                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )*

                              WMS  INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   929297109
                                 --------------
                                 (CUSIP Number)

                               Louis J. Nicastro
                                Neil D. Nicastro
                            c/o WMS Industries Inc.
                          3401 North California Avenue
                            Chicago, Illinois  60618
                           Telephone:  (312) 961-1111
                           --------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 21, 1995
                               ------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 18 Pages)

CUSIP NO. 929297109                     13D                   Page 2 of 18 Pages
                                        ---

1.   Name Of Reporting Person
     S.S. or I.R.S. Identification No. Of Above Person
     --------------------------------------------------------------------------
          Louis J. Nicastro   ###-##-####


2.   Check The Appropriate Box If A Member Of A Group*
                                                            (a)  [ ]
          Not Applicable                                    (b)  [ ]
     -------------------------------------------------------

3.   SEC Use Only
     --------------------------------------------------------------------------
4.   Source of Funds*

          Not Applicable
     --------------------------------------------------------------------------

5.   Check Box If Disclosure Of Legal Proceedings Is Required
     Pursuant To Item 2(d) or 2(e)                                [ ]
     --------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

          United States of America
     --------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

     7.   Sole Voting Power

                       504,632
          ---------------------------------------------------------------------

     8.   Shared Voting Power

                       5,929,100
          ---------------------------------------------------------------------

     9.   Sole Dispositive Power

                       504,632
           ---------------------------------------------------------------------

     10.  Shared Dispositive Power

                       -0-
           ---------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                       6,433,732
     --------------------------------------------------------------------------

12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [ ]
      --------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)

                       26.1%
     --------------------------------------------------------------------------

14.  Type Of Reporting Person*
                    IN
     --------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929297109                     13D                   Page 3 of 18 Pages
                                        ---


1.   Name Of Reporting Person
     S.S. or I.R.S. Identification No. Of Above Person

          Neil D. Nicastro   ###-##-####
     --------------------------------------------------------------------------

2.   Check The Appropriate Box If A Member Of A Group*
                                                        (a)  [ ]
          Not Applicable                                (b)  [ ]
      -------------------------------------------------

3.   SEC Use Only
     --------------------------------------------------------------------------
4.   Source of Funds*  Not Applicable
     --------------------------------------------------------------------------

5.   Check Box If Disclosure Of Legal Proceedings Is Required
     Pursuant To Item 2(d) or 2(e)                       [ ]
     --------------------------------------------------------------------------

6.   Citizenship Or Place Of Organization

          United States of America
      --------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

     7.   Sole Voting Power

                       852,000
          ----------------------------------------------------------------------

     8.   Shared Voting Power

                       5,929,100
          ----------------------------------------------------------------------

     9.   Sole Dispositive Power

                       852,000
          ----------------------------------------------------------------------

     10.  Shared Dispositive Power

                       -0-
          ----------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                       6,781,100
     --------------------------------------------------------------------------

12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [ ]
     --------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11)

                       27.2%
     --------------------------------------------------------------------------

14.  Type Of Reporting Person*

                    IN
     --------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929297109                     13D                   Page 4 of 18 Pages
                                        ---


ITEM 1.    SECURITY AND ISSUER.

           The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.50 per share (the "Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 3401 North California Avenue, Chicago, Illinois 60618.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Statement on Schedule 13D is being filed by Mr. Louis J. Nicastro and Mr. Neil D. Nicastro. Mr. Louis J. Nicastro is the Chairman of the Board of Directors and Co-Chief Executive Officer of the Company and his business address is at WMS Industries Inc., 3401 North California Avenue, Chicago, Illinois 60618. Mr. Neil D. Nicastro is the President, Co-Chief Executive Officer and Chief Operating Officer of the Company and his business address is at WMS Industries Inc., 3401 North California Avenue, Chicago, Illinois 60618.

           During the last five years, neither Mr. Louis J. Nicastro nor Mr. Neil D. Nicastro has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

           Both of Mr. Louis J. Nicastro and Mr. Neil D. Nicastro are citizens of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Each of Mr. Louis J. Nicastro and Mr. Neil D. Nicastro may be deemed to have become the beneficial owner of 5,929,100 shares of Common Stock (as further discussed in Item 5 below) pursuant to a Proxy Agreement (as defined in Item 6 below), a copy of which is annexed hereto as Exhibit 1 under Item 7 hereof, and which is further discussed in response to Item 6 below.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           The purpose of entering into the Proxy Agreement is to assure that the passive investment position of Mr. Sumner M. Redstone and National Amusements, Inc. relative to the Company will not change without prior notification of the Nevada State Gaming Control Board and the Nevada Gaming Commission.

CUSIP NO. 929297109                     13D                   Page 5 of 18 Pages
                                        ---


           In order for the Company to be permitted to manufacture and sell gaming machines in Nevada, the Company and certain of its subsidiaries and Mr. Louis J. Nicastro and Mr. Neil D. Nicastro were required to be licensed or found suitable and were licensed or found suitable by the Nevada State Gaming Control Board and the Nevada Gaming Commission (the "Nevada Gaming Authorities"), as applicable, as a registered publicly traded corporation, as registered holding companies, for licensure as a manufacturer and distributor of gaming devices and as directors, officers and stockholders of such entities, as applicable. Under applicable Nevada law and administrative procedure, as a greater than 10% stockholder of the Company, Mr. Sumner M. Redstone was required to apply and has an application pending with the Nevada Gaming Authorities for a finding of suitability as a stockholder of the Company. Pending completion of the processing of Mr. Redstone's application, Mr. Redstone and National Amusements, Inc. have voluntarily granted to Mr. Louis J. Nicastro and, if he is unable to perform his duties under the Proxy Agreement, Mr. Neil D. Nicastro, individually, a voting proxy for all of the shares of Common Stock which they own beneficially or of record.

           Mr. Louis J. Nicastro and Mr. Neil D. Nicastro have no plans or proposals to utilize the voting proxy which may result in or may relate to any of the items enumerated in Item 4 of the Special Instructions for Complying with Schedule 13D other than to vote in favor of the proposed merger between the Company or a wholly-owned subsidiary of the Company and Bally Gaming International, Inc. pursuant to an Agreement and Plan of Merger dated as of June 21, 1995.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Mr. Louis J. Nicastro may be currently deemed the beneficial owner of 6,433,732 shares, or approximately 26.1% of the issued and outstanding shares of Common Stock of the Company (based upon 24,609,300 shares of Common Stock, consisting of 24,109,300 shares of Common Stock outstanding on September 7, 1995 and 500,000 shares of Common Stock issuable upon the exercise of options deemed outstanding for purposes of this calculation). Mr. Nicastro has shared voting power with respect to 5,929,100 of such shares. Mr. Nicastro does not have sole or shared dispositive power with respect to these 5,929,100 shares. Mr. Nicastro has sole voting and dispositive power with respect to 504,632 of such shares, 500,000 of which may be acquired by Mr. Nicastro pursuant to stock options within 60 days of the date of this Statement on Schedule 13D in the event the Company's Common Stock attains a market price of $35.00 per share prior to exercise (the "Target Price Options").

CUSIP NO. 929297109                     13D                   Page 6 of 18 Pages
                                        ---




           Mr. Neil D. Nicastro may be currently deemed the beneficial owner of 6,781,100 shares, or approximately 27.2% of the issued and outstanding shares of Common Stock of the Company (based upon 24,909,300 shares of Common Stock, consisting of 24,109,300 shares of Common Stock outstanding on September 7, 1995 and 800,000 shares of Common Stock issuable upon the exercise of options deemed to be outstanding for purposes of this calculation). Mr. Nicastro has shared voting power with respect to 5,929,100 of such shares. Mr. Nicastro does not have sole or shared dispositive power with respect to these 5,929,100 shares. Mr. Nicastro has sole voting and dispositive power with respect to 852,000 of such shares, 800,000 of which may be acquired by Mr. Nicastro pursuant to stock options within 60 days of the date of this Statement on Schedule 13D. 500,000 of the stock options referred to in the previous sentence are Target Price Options.

           Mr. Louis J. Nicastro and, if he is unable to perform his duties under the Proxy Agreement, Mr. Neil D. Nicastro share voting power with respect to 5,929,100 shares of Common Stock with Mr. Sumner M. Redstone, a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc., a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.

           Based upon information contained in Amendment No. 19, dated September 26, 1995 to the Statement on Schedule 13D filed by Mr. Sumner M. Redstone with the Securities and Exchange Commission (the "Redstone 13D"), Mr. Redstone is currently the beneficial owner, with sole dispositive power and shared voting power, of 3,033,800 shares, or approximately 12.6% of the issued and outstanding Common Stock of the Company (based upon 24,109,300 shares of Common Stock outstanding on September 7, 1995). As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 2,895,300 issued and outstanding shares of Common Stock of the Company, for a total of 5,929,100 shares of Common Stock, or approximately 24.6% of the issued and outstanding shares of Common Stock of the Company (based upon 24,109,300 shares of Common Stock outstanding on September 7, 1995).

           Based upon information contained in the Redstone 13D, National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power, of 2,895,300 shares, or approximately 12.0% of the issued and outstanding Common Stock of the Company (based upon 24,109,300 shares of Common Stock outstanding on September 7, 1995).

CUSIP NO. 929297109                     13D                   Page 7 of 18 Pages
                                        ---


           During the past 60 days the only transaction Mr. Louis J. Nicastro and/or Mr. Neil D. Nicastro participated in with respect to the Company's Common Stock was that each may be deemed to have become the beneficial owner of 5,929,100 shares of Common Stock because of the power to vote such shares pursuant to the Proxy Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On September 21, 1995, Mr. Louis J. Nicastro and Mr. Neil D. Nicastro entered into a Voting Proxy Agreement effective as of August 25, 1995 (the "Proxy Agreement") with the Company, Mr. Sumner M. Redstone and National Amusements, Inc., pursuant to which Mr. Louis J. Nicastro and, if he is unable to perform his duties under the Proxy Agreement, Mr. Neil D. Nicastro have each been appointed, individually, as Proxy Holder with full power of substitution during and for the term of the voting proxy, to vote all shares of Common Stock as the proxy of Mr. Redstone and National Amusements, Inc., at any annual, special or adjourned meeting of the stockholders of the Company, including the right to execute consents, certificates or other documents relating to the Company that the law of the State of Delaware may permit or require on any and all matters which may be presented to the stockholders of the Company. The term of the Proxy Agreement is for 10 years commencing August 25, 1995, unless sooner terminated upon 30 days written notice. The Proxy Agreement will be deemed terminated as to any subject matter that will be presented for approval, consent or ratification to the stockholders of the Company if the Company fails to give Mr. Redstone and National Amusements, Inc. 45 days notice of such subject matter. The Proxy Agreement will also terminate if Mr. Redstone and National Amusements, Inc. are found suitable as stockholders of the Company by the Nevada Gaming Authorities or are no longer subject to the provisions of Nevada gaming laws applicable to holders of more than 10% of the Company's Common Stock. The Proxy Agreement is not applicable to any shares of the Company's Common Stock sold or otherwise disposed of by Mr. Redstone or National Amusement, Inc. to any person who is not an affiliate of Mr. Redstone or National Amusements, Inc. Mr. Redstone and National Amusements, Inc. have agreed to give notice of any sale or disposition to the Chairman of the Nevada State Gaming Control Board within 10 days after such sale or disposition. Two years before the expiration of the Proxy Agreement, the parties may agree to extend the term thereof for an additional 10 years. The description of the Proxy Agreement set forth above is subject to and qualified in its entirety by reference to the Proxy Agreement, a copy of which is annexed hereto as Exhibit 1 under Item 7 hereof and which is incorporated by reference herein.

CUSIP NO. 929297109                     13D                   Page 8 of 18 Pages
                                        ---


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Voting Proxy Agreement dated September 21, 1995, effective as of August 25, 1995, among the Company, Sumner M. Redstone, National Amusements, Inc. and Louis J. Nicastro and Neil D. Nicastro, individuals, as Proxy Holder.

           2.  Rule 13d-1(f)(1) Agreement.


                                   Signature
                                   ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

                                September 29, 1995
                                ------------------
                                (Date)


                                /s/ Louis J. Nicastro
                                ---------------------
                                (Signature)


                                Louis J. Nicastro
                                -----------------
                                (Name)


                                September 29, 1995
                                ------------------
                                (Date)

                                /s/ Neil D. Nicastro
                                --------------------
                                (Signature)


                                Neil D. Nicastro
                                ----------------
                                (Name)

CUSIP NO. 929297109                     13D                   Page 9 of 18 Pages
                                        ---


                                                                       EXHIBIT 1
                             VOTING PROXY AGREEMENT
                             ----------------------

     THIS VOTING PROXY AGREEMENT (hereinafter this "Agreement"), made and entered this 25th day of August, 1995, by and among WMS Industries Inc., a Delaware corporation, (hereinafter the "Company"), Sumner M. Redstone (hereinafter "Redstone"), National Amusements, Inc. (hereinafter "NAI," and collectively with Redstone the "Shareholders"), and Louis J. Nicastro and Neil
D. Nicastro, individuals, as Proxy Holder.

                              W I T N E S S E T H:

     WHEREAS, the Company is a publicly traded corporation with common stock, par value $0.50 per share, traded on the New York Stock Exchange; and,

     WHEREAS, as of the date of this Agreement each of the Shareholders owns, either beneficially or of record, the number of shares of the Company's common stock, par value $0.50 per share, as set forth opposite such Shareholder's name on Exhibit A hereto; and,

     WHEREAS, the Shareholders are passive investors in the Company, have no representation on the Board of Directors of the Company and have no involvement in the management of the Company; and,

     WHEREAS, on August 24, 1995, the Nevada Gaming Commission granted the applications of the Company and its subsidiaries, WMS Games Inc., WMS Gaming Inc., WMS Gaming (Nevada) Inc., and the Proxy Holder for findings of suitability as a registered publicly traded corporation, as registered holding companies, licensure as a manufacturer and distributor of gaming devices, and for licensure or findings of suitability as directors and officers respectively; and,

     WHEREAS, Redstone has an application pending with the Nevada State Gaming Control Board and Nevada Gaming Commission for a finding of suitability as a Shareholder of the Company; and,

     WHEREAS, the Shareholders have voluntarily decided to grant to the Proxy Holder a voting proxy for all of the shares of common stock of the Company that the Shareholders own beneficially or of record at the time of the licensure, finding of suitability and other approval of the Company and its subsidiaries, officers and directors by the Nevada Gaming Commission; and,

     WHEREAS, in order to assure that the passive investment position of the Shareholders relative to the Company will not change without prior notification of the Nevada Gaming Authorities (herein defined), the Shareholders are amenable to entering this Agreement; and,

CUSIP NO. 929297109                     13D                  Page 10 of 18 Pages
                                        ---


     WHEREAS, the Company, Shareholders and Redstone have the ability to perform under this Agreement; and,

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is agreed as follows:

                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION
                         ------------------------------

     Unless otherwise stated in this Agreement:

     "Affiliate" shall have the meaning ascribed to that term by Section 15.482-3 of the Regulations of the Nevada Gaming Commission.

     "Common Stock" means all voting equity securities of the Company beneficially owned by Redstone individually or through his ownership and control of NAI or any other Person.

     "Nevada Gaming Authorities" means the Nevada State Gaming Control Board and the Nevada Gaming Commission.

     "Nevada Board Chairman" means the chairman of the Nevada State Gaming Control Board or his designee.

     "Person" means a natural person, any form of business or social organization and any other nongovernmental legal entity.

     "Proxy Holder" means Louis J. Nicastro, Chairman of the Board of Directors of the Company, or in the event Louis J. Nicastro is unable to perform the duties and exercise the rights of Proxy Holder, Neil D. Nicastro, President of the Company.

     "Shareholder" means Sumner M. Redstone and National Amusements, Inc.

CUSIP NO. 929297109                     13D                  Page 11 of 18 Pages
                                        ---


                                   ARTICLE 2
                    CREATION AND TERMINATION OF VOTING PROXY
                    ----------------------------------------

     2.1 This Agreement shall not be effective until that day which is ten (10) business days after the date of the Company's registration with the Nevada Gaming Authorities as a publicly traded corporation. The Proxy Holder shall file a copy of this Agreement in the registered office of the Company in Delaware.

     2.2 Each Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to confer on the Proxy Holder the power to carry out the provisions of this Agreement, including the execution of new or additional proxies.

     2.3 The Shareholders shall be entitled to terminate this Agreement effective thirty (30) calendar days following service of written notice of such termination on the Company, Proxy Holder and the Nevada Board Chairman.

     2.4 Except if, and to the extent, terminated pursuant to paragraph 2.3, this Agreement shall remain effective as to any Common Stock of the Company owned beneficially or of record by the Shareholders, other than the Common Stock of the Company previously in such ownership of the Shareholders that is sold or otherwise disposed of in a transfer to a Person that is not an Affiliate of the Shareholders, unless and until:

          2.4.1 The Shareholders shall be found suitable as a shareholder of the Company by the Nevada Gaming Authorities pursuant to Nevada Revised Statute 463.643(3); or,

          2.4.2 The Shareholders shall not be subject to the provisions of Nevada Revised Statute 463.643(3).

     2.5 Failure by the Company to comply with the notice requirement described in paragraph 4.1 hereof shall be deemed an automatic termination of this Agreement as to any subject matter for which such notice was not properly given by the Company.

     2.6 Unless sooner terminated as provided in paragraphs 2.3 through 2.5 hereof, this Agreement shall continue in force until ten (10) years from the date hereof (hereinafter the "Voting Proxy Term"). Two years before the expiration of ten (10) years from the date hereof, the parties may agree to extend this Agreement for another ten (10) years.

CUSIP NO. 929297109                     13D                  Page 12 of 18 Pages
                                        ---


                                 ARTICLE 3
                   POWERS, RIGHTS AND DUTIES OF PROXY HOLDER
                   -----------------------------------------

     3.1 Each Shareholder, by this Agreement, with respect to the Common Stock that such Shareholder owns beneficially or of record, does hereby constitute and appoint the Proxy Holder, with full power of substitution, during and for the Voting Proxy Term, as their true and lawful attorney-in-fact and proxy, for and in their name, place and stead, to vote all shares of the Common Stock as the proxy of the Shareholders, at every annual, special or adjourned meeting of the Shareholders of the Company, including the right to sign the Proxy Holder's name as Shareholder to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require on any and all matters which may be presented to the Shareholders of the Company. Actions to be taken by Proxy Holder shall be determined by Proxy Holder in his sole and absolute discretion. Without limiting the foregoing, Proxy Holder may exercise all of the voting rights of the Shareholders, including for example, the right to vote or consent to amendment of the Articles of Incorporation of Company, sale of all corporate assets, mergers, consolidations, reductions of capital and dissolutions, except that Proxy Holder shall not sell, assign or otherwise dispose of the Common Stock. This Agreement shall continue and be applicable with respect to any securities of the Company having any voting rights issued by the Company to the Shareholders in substitution or exchange for, or as a distribution on, the Common Stock of Company.

     3.2 Proxy Holder shall serve without compensation as Proxy Holder and will be responsible for the payment of all expenses and charges and to employ and pay such agents and attorneys as Proxy Holder may deem necessary and proper in the performance of his duties under this Agreement.

     3.3 In voting the Common Stock, Proxy Holder shall use his best judgment from time to time to the end that the affairs of the Company shall be properly managed. Proxy Holder may cause himself to be elected as director of the Company and Proxy Holder may act as an employee, officer or agent of company and be reasonably compensated for his services in such capacity as fully as though he were not a Proxy Holder.

     3.4 Proxy Holder shall not be liable to the Company or the Shareholders for any act or omission of the Proxy Holder, or any agent of the Proxy Holder, or be held to any personal liability whatsoever in tort, contract, or otherwise in connection with the performance of the Proxy Holder's obligations pursuant to this Agreement, except for liabilities arising from the Proxy Holder's bad faith, willful misfeasance or reckless disregard of duty. The Proxy Holder shall not be liable except for the performance of any duties and obligations as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into the Agreement against the Proxy Holder. The Proxy Holder shall not be liable with respect to any action taken or omitted to be taken by the Proxy Holder in good faith. In addition to, and not in limitation of, the foregoing, no successor Proxy Holder shall in any way be liable for the acts or omissions of any Proxy Holder or agent of the Proxy Holder occurring prior to the date on which he became a Proxy Holder.

CUSIP NO. 929297109                     13D                  Page 13 of 18 Pages
                                        ---


     3.5 Proxy Holder may consult with counsel, auditors or other experts, and the advice or opinion of such counsel, auditors, or other experts shall be full and complete personal protection to the Proxy Holder in respect of any action taken or suffered by the Proxy Holder in good faith and in reliance upon or in accordance with such advice or opinion. In discharging his duties, the Proxy Holder may rely upon financial statements of the Company represented to the Proxy Holder to be correct by the Person having charge of the Company's books of account, or stated in a written report by an independent certified public accountant to present fairly the financial position of the Company. The Proxy Holder may rely, and shall be personally protected in acting upon any instrument, certificate, opinion, report, notice, order or other document of any sort whatsoever delivered to him in connection with this Agreement reasonably believed by him to be genuine.

     3.6 The Shareholders, the Proxy Holder and the Company, indemnify and hold harmless the members, employees, and agents of the Nevada Gaming Authorities from any and all losses, liabilities, claims, demands, damages, deficiencies, expenses, including legal fees and other expenses of investigation and defending claims and lawsuits, causes of action or suits which shall be suffered by or arise against the aforesaid parties pursuant to the action or inaction of such parties under this Agreement.

     3.7 Proxy Holder shall not resign or cease to act as Proxy Holder until a successor Proxy Holder is licensed or granted exemption from licensing by the Nevada Gaming Authorities. In the event of the death or in the event that Proxy Holder is adjudicated an incompetent, and a guardian or conservator is appointed for his Person, business, assets or estate, and such adjudication is not set aside or reversed or stayed within sixty (60) days from the date of such adjudication, or, in the event of the total physical or mental disability of Proxy Holder which persists for a continuous period of six (6) months, the Board of Directors of the Company shall select a successor Proxy Holder to serve until the termination of this Agreement. The successor Proxy Holder shall be a member of the Company's Board of Directors licensed or found suitable by the Nevada Gaming Authorities or a bank or trust company licensed by the State of Nevada or the United States (hereinafter the "Institutional Proxy Holder"), with capital in excess of $100,000,000.00. The successor Institutional Proxy Holder shall immediately seek exemption from licensing pursuant to the provisions of Nevada Revised Statute 463.175.

                                   ARTICLE 4
                   POWERS, RIGHTS AND DUTIES OF SHAREHOLDERS
                   -----------------------------------------

     4.1 The Shareholders shall receive from the Company written notice of any subject matter that will be presented for approval, consent or ratification to the Shareholders of the Company at least forty-five (45) calendar days prior to the date on which the Shareholders of the Company shall vote on, or consent to, such subject matter. The Company shall provide a copy of such notice to the Nevada Board Chairman contemporaneous with service of such notice on the Shareholders.

     4.2  The terms of this Agreement do not obligate any Person other than the

CUSIP NO. 929297109                     13D                  Page 14 of 18 Pages
                                        ---


Shareholders, their Affiliates, the Company, and the Proxy Holder and will terminate as to any shares of Common Stock of the Company transferred by Redstone or NAI in accordance with the provisions of paragraph 2.4 hereof.

     4.3 The Shareholders shall submit to the Nevada Board Chairman a copy of any report, form or other document filed by Redstone or NAI with the United States Securities and Exchange Commission ("SEC"), relative to the Company contemporaneously with filing such report, form or document with the SEC.

     4.4 The Shareholders shall submit to the Nevada Board Chairman written notice within ten (10) business days of the sale or other disposition of the Common Stock or any other securities issued by the Company owned by the Shareholders. The written notice required by this paragraph 4.4 shall specify the type and number of securities involved in a reported transaction, and the consideration provided for the disposition of such securities.

                                   ARTICLE 5
                 REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS
                 ----------------------------------------------

     Each Shareholder, jointly and severally, hereby represents and warrants to the Company and the Proxy Holder that such Shareholder is the record or beneficial owner of the shares of Common Stock as set forth in Exhibit A to this Agreement, free and clear of any proxy or voting restrictions other than pursuant to this Agreement.

                                   ARTICLE 6
                            MISCELLANEOUS PROVISIONS
                            ------------------------

     6.1 IRREVOCABLE PROXY. Except as provided in paragraphs 2.3 through 2.6 and 4.2 hereof, the proxy created by this Agreement is irrevocable.

     6.2 TITLES AND SUBTITLES. Titles of the paragraphs and subparagraphs are placed herein for convenient reference only and shall not to any extent have the effect of modifying, amending or changing the express terms and provisions of this Agreement.

     6.3 WORDS AND GENDER OR NUMBER. As used herein, unless the context clearly indicates the contrary, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

     6.4 EXECUTION IN COUNTERPART. This Agreement may be executed in any number of counterparts, each of which shall be taken to be an original.

     6.5 SEVERABILITY. In the event any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

CUSIP NO. 929297109                     13D                  Page 15 of 18 Pages
                                        ---


     6.6 EFFECTIVE DATE. This Agreement shall be effective only upon execution by all of the proposed parties.

     6.7 WAIVER. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the Person or party against whom charged.

     6.8 APPLICABLE LAW. Except as provided in paragraph 6.9 hereof, this Agreement shall be subject to and governed by the laws of the State of Delaware.

     6.9 REGULATORY JURISDICTION. This Agreement is subject to the jurisdiction of the Nevada Gaming Authorities and shall be subject to the provisions of Chapter 463 of the Nevada Revised Statutes and the Regulations of the Nevada Gaming Commission in relation to all gaming matters. In this regard, the laws of the State of Nevada shall govern the validity, construction, performance and effect of this Agreement.

     6.10 ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties.

     6.11 CERTAIN JUDICIAL REMEDIES. The parties to this Agreement acknowledge and agree that irreparable damage would result in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     6.12 NOTICES. Every and all notice required hereunder shall be given by personal service, telecopy transmittal or by overnight courier, to the parties at the following addresses listed in this Agreement; provided, however, any party may change its address by written notice to the other parties:

     As to the Company          WMS Industries Inc.
                                3401 North California Avenue
                                Chicago, Illinois 60618
                                Attn: Barbara M. Norman
                                Telecopy No.: (312) 961-1020

     As to the Proxy Holder     Louis J. Nicastro
                                Neil D. Nicastro
                                3401 North California Avenue
                                Chicago, Illinois 60618
                                Telecopy No.: (312) 961-1099

CUSIP NO. 929297109                     13D                  Page 16 of 18 Pages
                                        ---


     As to   Shareholders       Sumner M. Redstone
                                c/o Philippe P. Dauman
                                Executive Vice President
                                Viacom, Inc.
                                1515 Broadway
                                New York, New York 10036-5794
                                Telecopy No.: (212) 258-6996

As to Nevada Board Chairman:    William A. Bible
                                State Gaming Control Board
                                1150 East William Street
                                Carson City, Nevada 89710
                                Telecopy No.: (702) 687-5817

     6.13 ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise.

     IN WITNESS WHEREOF, the parties have entered into this Agreement effective as of this 25th day of August, 1995.



WMS Industries Inc.

                                     Dated September 21, 1995

By:  /s/ Harold H. Bach, Jr.         /s/ Sumner M. Redstone
     -----------------------         ---------------------------
       Harold H. Bach, Jr.             Sumner M. Redstone

/s/ Louis J. Nicastro                  National Amusements, Inc.
--------------------------
  Louis J. Nicastro

/s/ Neil D. Nicastro                   By:  /s/ Sumner M. Redstone
---------------------------                 -------------------------
  Neil D. Nicastro                              Sumner M. Redstone

CUSIP NO. 929297109                     13D                  Page 17 of 18 Pages
                                        ---


                                   Exhibit A
                       SCHEDULE OF AFFECTED COMMON STOCK


Name of Stockholder                      Number of Shares
-------------------                      ----------------

Sumner M. Redstone                      3,033,800

National Amusements, Inc.               2,895,300
                                        ---------

     TOTAL:                             5,929,100
                                        =========

CUSIP NO. 929297109                     13D                  Page 18 of 18 Pages
                                        ---


                                                                       EXHIBIT 2

                           RULE 13d-1(f)(1) AGREEMENT

     The undersigned persons, on September 29, 1995, agree and consent to the joint filing on their behalf of this Statement on Schedule 13D in connection with their beneficial ownership of the common stock of WMS Industries Inc. at September 29, 1995.


                                /s/ Louis J. Nicastro
                                ---------------------
                                  Louis J. Nicastro


                                /s/ Neil D. Nicastro
                                --------------------
                                  Neil D. Nicastro